Exhibit 3.6

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

SANGSTAT MEDICAL CORPORATION

SangStat Medical Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

I. The amendment to the Corporation's Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 and has been consented to by the stockholders at a meeting called in accordance with Section 222 of the General Corporation Law of the State of Delaware.

II. Article FIFTH of the Corporation's Certificate of Incorporation is amended to read in its entirety as follows:

"The corporation is authorized to issue 40,000,000 shares, 35,000,000 of which are designated "Common Stock", $0.001 par value, and 5,000,000 of which are designated "Preferred Stock", $0.001 par value. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them. The Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume that status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

IN WITNESS WHEREOF, SangStat Medical Corporation has caused this Certificate to be executed by Carole L. Nuechterlein, its authorized officer, on this 24th day of July, 2000.

/s/ Carole L. Nuechterlein
Carole L. Nuechterlein Vice President, General Counsel and Secretary